

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Chris Schelling
President and Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, 300 Washington Street, Suite 351
Newton MA 02458

      Re: Acer Therapeutics Inc.
          Registration Statement on Form S-1
          Filed May 12, 2020
          File No. 333-238192

Dear Mr. Schelling:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our Business, page 1

1.   We note your pipeline table indicates that emetine hydrochloride is in Phase 2/3 of clinical trials but your disclosure in the footnotes to the table indicates that initiation of the emetine trial is subject to submission and clearance of an investigational new drug application. Please revise your table and related disclosure to reflect your pre-clinical status or update your disclosure as appropriate.

Emetine for COVID-19, page 2

2.   Please disclose the material terms of the research collaboration agreement with the National Center for Advancing Translational Sciences. Since your development of emetine is highlighted in your pipeline table, please file this agreement as an exhibit or

explain to us the basis for your determination that it is not required to be filed.

3. We note from the study cited in reference 6 on page 3 that emetine's potential cardiotoxicity has restricted its clinical use in the recent years. Please revise your disclosure to clarify why you believe that you would not be required to conduct phase 1 clinical trials.

<u>Description of Capital Stock, page 25</u>

4. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mike Hird, Esq.